November 5, 2018

Richard DeCicco
Chief Executive Officer
Iconic Brands, Inc.
44 Seabro Avenue
Amityville, NY 11701

       Re: Iconic Brands, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed October 29, 2018
           File No. 333-227420

Dear Mr. DeCicco:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2018 letter.

Amendment No. 1 to Form S-1

General

1. We note that you filed a Form 15-12G on February 11, 2014 terminating your registration. Please note that the periodic reporting rules do not become applicable until your registration statement is declared effective. You should not be filing periodic or current reports that appear to be Section 15(d) reports unless and until your Form S-1 registration statement is declared effective. Refer to Rules 15d-1 and 15d-11 of the
       Securities Exchange Act of 1934.
 Richard DeCicco
FirstName LastNameRichard DeCicco
Iconic Brands, Inc.
Comapany 5, 2018
November NameIconic Brands, Inc.
November 5, 2018 Page 2
Page 2
FirstName LastName
Prospectus Summary
Corporate Information, page 2

2. We note in October 2018 you conducted a 1-for-250 reverse stock split. Though it appears that most of the share and price per share disclosure throughout the document was revised, other disclosures such as the net income (loss) per share disclosure on page 38 and the financial statements for all the periods presented were not revised. Please tell us why these share and price per share disclosures were not adjusted to reflect the 1-for-250 reverse stock split.
Description of Business
Our Business, page 22

3. We note your response to comment six and reissue in part. Specifically, we note your disclosure that you distribute your products through United Spirits Inc., and Southern
         Glazer's Wine and Spirits, LLC, as well as statements in your October 18, 2018 Form 8-K
         Press Release regarding your product distribution. Please clarify your distribution model and where your products are sold. See Item 101(h)(4)(ii) of Regulation S-K. Provide clear disclosure of the distribution agreements referenced in the press release.
Directors, Executive Officers, Promoters, and Control Persons, page 40

4. We note the Form 8-K Press Release filed October 4, 2018 states that David Allen was hired as your Chief Financial Officer. Please provide the information required by Item
         401 of Regulation S-K for Mr. Allen and the signatures required by Form S-1.
Certain Relationships and Related Transactions, page 44

5. We note your response to comment 11. Please disclose the working capital provided to
         BiVi LLC, as required by Item 404 of Regulation S-K. Also, clarify whether the working capital was repaid or forgiven.
Exhibits, page II-6

6. We note your response to comment 13 and reissue. Pleas note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section
         2.1 of Volume II of the EDGAR Filer Manual. Please re-file Exhibit
10.1 and 10.3 in
         proper electronic format. Additionally, please amended the exhibits list to include all previously filed exhibits on the S-1.
 Richard DeCicco
Iconic Brands, Inc.
November 5, 2018
Page 3

        You may contact Brian McAllister at 202-551-3341 or Angela Lumley at 202-551-3398
if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Pamela Howell at 202-551-3357 with any other questions.



                                                        Sincerely,
FirstName LastNameRichard DeCicco
                                                        Division of Corporation
Finance
Comapany NameIconic Brands, Inc.
                                                        Office of Beverages,
Apparel and
November 5, 2018 Page 3                                 Mining
FirstName LastName